January 26, 2009


United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Attention:   Maryse Mills-Apenteng
             Attorney-Advisor

Re:   Unisys Corporation
      Registration Statement on Form S-3
      Filed November 26, 2008
      File No. 333-155735

      Form 10-K for the fiscal year ended December 31, 2007
      Filed February 29, 2008
      File No. 001-08729

Dear Ms. Mills-Apenteng:

On behalf of Unisys Corporation (the "Company"), set forth below is the Company's response to the comments contained in the Commission's December 23, 2008 letter regarding the filings referenced above. For your convenience, we have repeated the comment set forth in the letter and followed it with the Company's response.

COMMENT:

Registration Statement on Form S-3 filed November 26, 2008

Calculation of Registration Fee

1. We note that the registration fee table indicates that you are relying on Rule 415(a)(6) to include $440 million worth of unsold securities that had been previously registered on a Form S-3 filed April 5, 2002 (File No. 333-86560) in the pending registration statement. We note further that based on the fee table of the prior registration statement, the amount to be registered was $1,350 million. However, the cover page of the prior registration statement indicates an amount of $1,500 million. Please clarify the source of the additional $150 million worth of securities. Further, please confirm that you have paid all of the registration fees for the unsold securities covered by the earlier registration statement that are included in the pending registration statement.

RESPONSE:

Pursuant to Rule 429 under the Securities Act of 1933, the registration statement filed in April 2002 (File No. 333-86560) covered $1,350 million of new securities and $150 million of securities previously registered on a registration statement on Form S-3 filed May 5, 1998 (File No. 333-51885). In the April 2002 registration statement, the Company included the following legend after the fee table:

        PURSUANT TO RULE 429 UNDER THE SECURITES ACT OF 1933, THE PROSPECTUS CONTAINED IN THIS REGISTSRATION STATEMENT IS A COMBINED PROSPECTUS AND RELATES TO SECURITIES REGISTERED UNDER THIS REGISTRATION STATEMENT AS WELL AS $150,000,000 OF SECURITIES PREVIOUSLY REGISTERED AND REMAINING UNSOLD UNDER THE REGISTRATION STATEMENT OF UNISYS CORPORATION ON FORM S-3 (NO. 333-51885). THIS REGISTRATION STATEMENT ALSO CONSTITUTES POST-EFFECTIVE AMENDMENT NO. 1 TO SUCH REGISTRATION STATEMENT ON FORM S-3 (NO. 333-51885), WHICH AMENDMENT SHALL BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT. IF SECURITIES PREVIOUSLY REGISTERED UNDER THAT PREVIOUS REGISTRATION STATEMENT ARE OFFERED AND SOLD BEFORE THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT, THE AMOUNT OF PREVIOUSLY REGISTERED SECURITIES SO SOLD WILL NOT BE INCLUDED IN THE PROSPECTUS HEREUNDER.

The Company paid a registration fee with respect to the $150 million of securities at the time of the filing of the May 1998 registration statement and paid a registration fee with respect to the $1,350 million of securities at the time of the filing of the April 2002 registration statement. The Company therefore confirms that it has paid all of the registration fees for the unsold securities covered by the earlier registration statement that are included in the pending registration statement.

COMMENT:

Annual Report on Form 10-K filed February 29, 2008

Item 9A.  Controls and Procedures, page 7

2. We note the conclusion of your certifying officers in your Form 10-K that your disclosure controls and procedures were not effective and that management identified a material weakness in internal control over financial reporting as of December 31, 2007. We note similar disclosure in your Forms 10-Q for the quarters ended September 30, June 30 and March 31, 2008. You disclose the measures implemented during the applicable quarter to improve your internal control over financial reporting and indicate that this material weakness had not been remedied as of the end of the applicable periods. In future filings, please provide an estimated timetable for remediation and any associated material costs.

RESPONSE:

If future filings indicate that this material weakness has not been remedied, the Company will provide in such filings an estimated timetable for the actions the Company is taking in response to the material weakness. In addition, if there are any associated material costs that can be estimated, the Company will provide in such filings an estimate of such costs.

The Company hopes that the above is responsive to the Staff's comments.

Very truly yours,

UNISYS CORPORATION



Nancy Straus Sundheim
Senior Vice President, General Counsel
and Secretary